

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 19, 2009

Gary W. Douglass
President and Chief Executive Officer
Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, MO 63141-6434

   Re: Pulaski Financial Corp.
     Form 10-K for Fiscal Year Ended September 30, 2008
     File No. 000-24571

Dear Mr. Douglass:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Christian Windsor
        Special Counsel